09057447

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Johnson, Jr. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rimmer & Jennings, LLC
(Name – *if individual, state last, first, middle name*)

117 Gayley Street (Address) Media (City) PA (State) 19063 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 28th day of
January, 2009

John C Johnson Jr
Signature

PRESIDENT
Title

Notary Public, State of Pennsylvania

Commission expires September 18, 2011

Kim M. Knaff
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kim M. Knaff, Notary Public
Willistown Twp., Chester County
My Commission Expires Sept. 18, 2011
Member, Pennsylvania Association of Notaries

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Johnson Securities, Inc.

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included herein as supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rimmer + Jennings, LLC

January 30, 2009
Media, Pennsylvania

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:	
Cash	$ 6,505
Commissions receivable	19,946
Investment securities	138,376
Total Current Assets	164,827
TOTAL ASSETS	$164,827

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 14,415
Accrued expenses and other payables	4,473
Due to related parties	3,064
Deferred income taxes	9,500
Total Current Liabilities	31,452
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	90,199
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of $11,000	34,276
Total Shareholder's Equity	133,375
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$164,827

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions and fees	$ 186,889
Interest income	389
	187,278
EXPENSES:	
Commissions	165,118
Management fees	7,900
Operating expenses	24,742
	197,760
NET LOSS BEFORE INCOME TAXES	(10,482)
INCOME TAX PROVISION (BENEFIT):	
State	(1,000)
Federal	(1,500)
	(2,500)
NET LOSS	$ (7,982)

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common stock, $1 par value, 5,000 authorized, 1,000 shares issued	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholder's Equity
BALANCE, JANUARY 1, 2008	$1,000	$7,900	$98,181	$141,044	$248,125
COMPREHENSIVE INCOME (LOSS)					
Net loss			(7,982)		(7,982)
Other comprehensive income (loss):					
Unrealized holding loss on investment securities, net of deferred income tax benefit of $32,000				(106,768)	(106,768)
TOTAL COMPREHENSIVE INCOME (LOSS)					(114,750)
BALANCE, DECEMBER 31, 2008	$1,000	$7,900	$90,199	$ 34,276	$133,375

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions received	$199,702
Interest received	389
Commissions paid	(176,591)
Management fees paid	(7,900)
Operating expenses paid	(20,378)
Income taxes paid	(1,841)
Net Cash Used by Operating Activities	(6,619)
NET DECREASE IN CASH	(6,619)
CASH AT BEGINNING OF YEAR	13,124
CASH AT END OF YEAR	$ 6,505

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (7,982)
Adjustment to reconcile net loss to net cash used by operating activities:	
Deferred income tax benefit	(2,500)
Change in current assets and liabilities:	
Decrease in commissions receivable	9,639
Decrease in income taxes payable	(1,841)
Decrease in commissions payable	(9,155)
Increase in due to related parties	747
Increase in accrued expenses and other payables	4,473
Net Cash Used by Operating Activities	$ (6,619)

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, was incorporated May 14, 1984 and commenced operations on December 18, 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities.

Investment Securities

The company classifies marketable securities as available for sale. Available for sale securities are valued at fair value. Net unrealized holding gains and losses are reported as a separate component of shareholder's equity, accumulated other comprehensive income (loss). Realized gains and losses are reported in statement of operations and are determined using the specific identification method.

Commissions Receivable

The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change during the period in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 INVESTMENT SECURITIES

Marketable Securities consist of The Nasdaq Stock Market, Inc common stock. The stock is valued at the quoted price in an active market for identical assets (Level 1). At December 31, 2008 the fair value of the stock was $138,376 and the total unrealized gain included in accumulated other comprehensive income was $45,276. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. In 2008, the Company recognized commission expense to Johnson in the amount of $76,254.

In addition, the Company pays Johnson a management fee. Johnson waives his right to the management fee from the Company if the existence of such right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission. In 2008, the Company incurred management fees to Johnson in the amount of $7,900.

NOTE 3 RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has an agreement with John C. Johnson, Jr., Inc. to share the office space and clerical staff of John C. Johnson, Inc at a cost of $900 per month. Total costs incurred under the agreement were $10,800 and are included operating expenses.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from a net operating loss. Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 6,200	$ 2,500	$ 3,700
Liabilities	(15,700)	(7,000)	(8,700)
Net liability	$ (9,500)	$ (4,500)	$ (5,000)

The components of the income tax provision (benefit) recognized in the statement of operations are as follows:

	Total	Current	Deferred Benefit
State	$ (1,000)	$ -	$ (1,000)
Federal	(1,500)	-	(1,500)
	$ (2,500)	$ -	$ (2,500)

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2008 was .34 to 1.

At December 31, 2008, the Company had net capital, as defined, of $91,863 and excess net capital of $86,863.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2008

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$133,375
5	Total capital and allowable subordinated Liabilities	133,375
8	Net capital before haircuts on securities positions	133,375
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	20,756
	D. Undue concentration	20,756
		41,512
10	Net capital	$ 91,863
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,096
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 86,863
15	Excess net capital at 1,000%	$ 88,717
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 31,452
19	Total aggregate indebtedness	$ 31,452
20	Percentage of aggregate indebtedness to net capital	34%

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2008

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Johnson Securities, Inc. and included in the Company's unaudited FOCUS report, Part IIA filed as of the same date.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Johnson Securities, Inc.

In planning and performing our audit of the financial statements of Johnson Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rimmer + Jennings, LLC

January 30, 2009
Media, Pennsylvania